EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is effective as of the 1st day of December, 2011 (“Effective Date”) by and between Paul H. Zink (“Executive”) and EMX (USA) Services Corp., a Nevada corporation (“EMX USA”).

WHEREAS EMX USA is an affiliate of Eurasian Minerals Inc. (“Eurasian”), a British Columbia mineral exploration company, and EMX USA’s sole purpose is to supply management and administration services to Eurasian and its divisions and affiliates, any general or limited partnership, joint-stock company, corporation, limited liability company, trust or unincorporated organization, directly or indirectly, controlling, controlled by or under common control with Eurasian (collectively the “Eurasian Group”);

WHEREAS EMX USA wishes to employ Executive as President of Eurasian Capital, a division of Eurasian and Executive wishes to be employed by EMX USA pursuant to the terms and conditions set forth herein;

WHEREAS Executive has been engaged by the Eurasian Group as President of Eurasian Capital since May 1, 2010 and this Agreement shall supercede all previous agreements with Executive.

IN CONSIDERATION OF the mutual covenants set forth herein, Executive and EMX USA hereby AGREE AS FOLLOWS:

ARTICLE I: EXECUTIVE SERVICES AND COMPENSATION

1.1 EMX USA shall employ Executive as President of Eurasian Capital, and Executive shall act as President of Eurasian Capital and be employed by EMX USA until terminated in accordance with Article III herein.

1.2 As President of Eurasian Capital, Executive shall have the appropriate authority, duties and responsibilities attendant to such position, including but not limited to the duties and responsibilities described in the Executive’s job description, and such other duties and responsibilities as may be assigned from time to time by Eurasian and EMX USA.

1.3 Executive shall devote substantially all of his business attention and time to the business and affairs of Eurasian and use Executive's commercially reasonable efforts to perform such responsibilities in a businesslike, safe and lawful manner, and in keeping with professional practices in the industry.

1.4 Executive shall comply with the instructions, policies, and rules of Eurasian and EMX USA established from time to time. Executive confirms that he is not restricted from working for EMX USA or the Eurasian Group due to a noncompetition or other restrictive agreement currently in effect.

1.5 During the term of this Agreement, Executive shall be compensated as set forth on the attached Schedule A. EMX USA shall make all withholding and deductions from compensation as required by law and such deductions as Executive authorizes in connection with participation in any Executive benefit plan.

ARTICLE II: EXPENSES

2.1 EMX USA will reimburse Executive for reasonable travel expenses for approved travel, including car rentals, food and lodging, and all other reasonable expenses incurred in connection with the performance of Executive’s duties and responsibilities hereunder.

2.2 If Executive uses his own vehicle for the Eurasian Group business, Executive will be reimbursed mileage by EMX USA at the rate periodically set out by the US Department of Treasury. Reimbursement of expenses for air travel is contingent upon compliance with Eurasian’s and EMX USA’s business travel policies.

2.3 Within fifteen (15) days after the end of each calendar month, Executive shall provide to EMX USA a reasonably detailed statement of expenses, supported by receipts and vouchers, for reasonable expenses incurred and materials supplied by Executive under this Agreement during the prior calendar month. Executive shall complete such other expense account forms as EMX USA may request from time to time.

2.4 EMX USA shall reimburse Executive all legitimate and approved expenses submitted in accordance with section 2.3 within fifteen (15) days of receipt and approval of Executive’s statement of expenses.

ARTICLE III: TERMINATION

3.1 This Agreement and Executive's employment may be terminated by EMX USA summarily and without notice, payment in lieu of notice, severance payments, benefits, damages or any sums whatsoever, for Cause. As used in this Agreement, “Cause” shall mean: (a) Executive’s material breach of this Agreement; (b) Executive’s conviction (including plea of guilt or no contest or deferred sentence) for any felony or any crime involving dishonesty; (c) Executive’s failure or refusal to comply with any lawful directive of Eurasian’s Board of Directors which is not cured within ten (10) days after written notice to Executive; or (d) Executive’s commission of fraud, embezzlement or other act of dishonesty or any cause accepted in law in connection with his employment.

3.2 In the event of the early termination of the Agreement for any reason set out in Section 3.1, Executive shall only be entitled to such compensation, including documented expenses incurred for the Eurasian Group, as would otherwise be payable to Executive hereunder up to and including such date of termination, as the case may be.

3.3 EMX USA may terminate this Agreement at any time without Cause by providing Executive with written notice of termination, such notice to take effect immediately or at such later time as EMX USA may specify therein. In the event of termination pursuant to this Section 3.3, Executive shall be entitled to such compensation, including documented expenses incurred for the Eurasian Group, as would otherwise be payable to Executive hereunder up to and including such date of termination. In addition, provided Executive has executed and returned to EMX USA a general release of all claims in form acceptable to EMX USA (“General Release”) and had not revoked the General Release as provided therein, EMX USA shall pay Executive Separation Benefits. As used in this Agreement, “Separation Benefits” are defined as (a) a lump sum payment equal to Executive’s annual salary; (b) EMX USA shall pay Executive’s COBRA benefits for up to twelve (12) months or sooner if Executive notifies EMX USA that COBRA benefits have been terminated; (c) the immediate vesting of Executive’s stock options pursuant to Eurasian’s stock option plan; and (d) the immediate and full vesting of the Executive’s annual stock grants (not including stock grants referenced in Schedule A).

3.4 This Agreement and Executive's employment may be terminated on notice by Executive to EMX USA for any reason upon one (1) months’ notice of resignation to EMX USA. In such event, Executive will be entitled to payment of salary and expenses until the date one (1) months after which notice was given; provided, however, that: (a) EMX USA may, in its discretion, elect to accelerate the effective date of Executive’s termination as EMX USA deems appropriate without affecting the payment obligation described in this Section 3.4; and (b) no payment shall be due if Executive’s notice of termination is given while Cause for termination exists pursuant to Section 3.1 or during a ten-day notice period described in Section 3.1.

3.5 If within twelve (12) months after a Change in Control this Agreement is terminated by EMX USA without Cause or by Executive for Good Reason, Executive shall receive, provided that Executive has executed and returned to EMX USA the General Release and has not revoked it as provided therein, Separation Benefits as defined in Section 3.3.

3.6 If this Agreement is terminated in accordance with Section 3.5, the benefits provided to Executive pursuant to Schedule A of this Agreement shall continue for the amount of months of Compensation Executive is entitled to following the termination of this Agreement.

“Change of Control” means an event occurring after the effective date of this Agreement pursuant to which:

a)

a merger, amalgamation, arrangement, consolidation, reorganization or transfer takes place in which securities of Eurasian or EMX USA possessing more than 50% of the total combined voting power of the Eurasian’s or EMX USA’s outstanding voting securities, respectively, are acquired by a person or persons (other than one or more members of the Eurasian Group) different from the person holding those voting securities immediately prior to such event, and the composition of the Board of Directors of Eurasian or EMX USA following such event is such that their directors prior to the transaction constitute less than 50% of the Board membership following the event;

b)

any person (other than a member of the Eurasian Group), or any combination of persons (none of which is a member of the Eurasian Group) acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding acquires, directly or indirectly, 50% or more of the voting rights attached to all outstanding voting securities or the right to appoint a majority of the directors of EMX USA or Eurasian; or

c)

Eurasian sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change of Control will be deemed to occur if such sale or disposition is made to a member of the Eurasian Group.

As used in this Agreement, Executive’s termination of this Agreement shall be for “Good Reason” if done because of a material diminution in Executive’s base compensation, a material diminution in Executive’s authority, duties or responsibilities, or other material breach of this Agreement; provided Good Reason shall not exist unless Executive has provided written notice to EMX USA of the condition creating Good Reason within thirty (30) days after the initial existence of such condition and EMX USA has failed to cure such condition within thirty (30) days thereafter.

ARTICLE IV: CONFIDENTIALITY AND INTELLECTUAL PROPERTY

4.1 Executive recognizes and acknowledges that the business of the Eurasian Group is highly competitive and that by reason of his relationship with the Eurasian Group, Executive has access to certain Confidential Information of the Eurasian Group. "Confidential Information" means non-public information pertaining to and of value to the Eurasian Group including, without limitation, the following types of information or material, both existing and contemplated: corporate information, including contractual arrangements, plans, strategies, tactics, policies, and resolutions; any litigation or negotiations; information concerning suppliers; financial information, including cost data, equity structure, investors and holdings; operational and scientific information, including trade secrets; technical information, including technical drawings; any information relating to any mineral projects in which the Eurasian Group has an actual or potential interest; and personnel information, including personnel lists, resumes, personnel data, organizational structure and performance evaluations. Executive recognizes that maintaining the confidentiality of all such Confidential Information is essential and that the Confidential Information shall at all times remain the exclusive property of the Eurasian Group. Executive agrees not to disclose, in any manner, either directly or indirectly, outside of the ordinary course of business of the Eurasian Group any Confidential Information to any third party without the Eurasian Group’s express written authorization. Upon termination of Executive's employment, for whatever reason, Executive shall immediately return to EMX USA all Confidential Information related to the Eurasian Group that is in the possession or control of Executive.

4.2 If any member of the Eurasian Group enters into a confidentiality agreement in connection with evaluation of property owned or controlled by a third party and the confidentiality agreement imposes obligations other than those set forth in section 4.1 and of which Executive has knowledge, Executive agrees to be bound by the same terms such as member of the Eurasian Group respecting such property, in addition to Executive’s obligations under section 4.1.

4.3 During the course of his employment, Executive may create materials, including but not limited to software, codes, reports, website graphics, website content and layout, marketing materials, manuals and other copyrightable materials, whether in print, electronic, digital or other form (collectively, the "Materials"). Executive hereby agrees that the Materials are "work-made-for-hire" under the U.S. Copyright Act and that the Eurasian Group owns all and exclusive right, title and interest in and to the Materials and the copyright and all other intellectual property rights thereto. If any of the Materials are deemed not to be "work-made-for-hire," Executive hereby assigns all right, title and interest in and to the Materials and in and to the copyright and all other intellectual property rights thereto to EMX USA and Eurasian and waives any and all claims to ownership of the Materials.

4.4 Executive hereby assigns to EMX USA and Eurasian all right, title and interest in and to all other intellectual property developed by Executive in connection with his work for the Eurasian Group (whether or not reduced to a tangible medium), including but not limited to trademarks, service marks, trade names, domain names, trade dress, logos, ideas, concepts, trade secrets, inventions, patents, proprietary techniques and processes.

4.5 Executive further agrees that, upon termination of employment, Executive will promptly provide to the EMX USA and Eurasian all notes, memoranda, writings, lists, files, reports, customer lists, correspondence, tapes, disks, cards, hard and flash drives, machines, technical data, or any other tangible product or document which Executive produced, received, or otherwise had access to while employed. Upon termination of employment, Executive will not take an original or a copy of any such products or documents or any part thereof for any use or purpose whatsoever without the written consent of EMX USA and Eurasian. Executive agrees to execute any and all documents necessary to affect the assignments described in Sections 4.3 and 4.4.

ARTICLE V: COVENANT NOT TO COMPETE

5.1 During Executive's employment, and for one (1) year after the date Executive's employment is terminated for any reason, Executive shall not directly or indirectly) become a director, officer, employee, partner, consultant, agent, associate or advisor of, or otherwise provide services to, a Competitive Enterprise, without the explicit approval of EMX USA or Eurasian.

5.2 For purposes of this Agreement, "Competitive Enterprise" means any personal activity or business enterprise engaged in locating mining or mineral claims or acquiring mining or mineral leases or other property interests for the purposes of exploration and, if warranted, development and mining (either for itself or for another party) within two (2) kilometers of any property in which any member of the Eurasian Group owns or controls in whole or in part.

5.3 For one (1) year after Executive's employment is terminated for any reason, Executive shall not directly or indirectly: (A) solicit any employee of the Eurasian Group to transact business with a Competitive Enterprise or to cease doing business with any member of the Eurasian Group, (B) materially interfere with or damage any relationship between any member of the Eurasian Group and a third party, or (C) solicit anyone who is then an employee of the Eurasian Group (or who was an employee of the Eurasian Group within the prior 12 months) to resign from the Eurasian Group or to apply for or accept employment with any other business or enterprise.

5.4 Before Executive accepts employment with any Competitive Enterprise while the provisions of this section are in effect, Executive will provide the prospective employer with written notice of the provisions of Articles IV and V of this Agreement and will deliver a copy of the notice to EMX USA.

5.5 If the scope of any restriction described in this Article V is found by a court of competent jurisdiction to be overly broad, the parties agree that the court shall modify the scope of such restriction to the minimum extent necessary to render such restriction fully enforceable.

ARTICLE VI: ENFORCEMENT

6.1 If Executive breaches Articles IV or V of this Agreement, the parties hereby agree that it will be impossible to measure solely in money the damages which will accrue to the Eurasian Group. Therefore, EMX USA may file an action or proceeding in a court of law to enforce the Agreement or enjoin any breach or anticipated breach. Executive affirms that injunctive relief is appropriate and necessary in any such action, in addition to any other available remedies at law or in equity. Executive hereby waives the claim or defense that there is an adequate remedy at law, and Executive shall not raise the claim or defense that such remedy exists. Executive further waives any requirement that EMX USA post a bond in order to obtain injunctive relief. The existence of any claim of Executive against EMX USA, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of this Agreement.

6.2 If EMX USA shall enforce any part of this Agreement through legal proceeding, Executive shall pay EMX USA's reasonable costs and attorney's fees.

6.3 This Agreement shall be governed by, and any dispute arising hereunder shall be determined in accordance with, Colorado law (without regard to any principles of conflicts of law), and the parties agree to be subject to the jurisdiction of the courts of Colorado. The courts of Colorado shall be the exclusive forum for any legal proceeding arising from or relating to this Agreement.

ARTICLE VII: GENERAL

7.1 This Agreement constitutes the complete agreement between Executive and EMX USA with respect to the subject matter herein and (except for judicial modification as described in Section 5.5) shall not be varied in its terms by oral agreement, representation or otherwise except by an instrument or instruments in writing dated subsequent to the date hereof and executed by the duly authorized representatives of Executive and EMX USA. This Agreement terminates and supersedes all prior agreements, memoranda, correspondence, communication, negotiations or representations, whether oral or written, express or implied, between the parties.

7.2 Executive shall not assign any of his rights or obligations under this Agreement. This Agreement shall inure to the benefit of and bind upon EMX USA and its successors and assigns.

7.3 This Agreement may be executed in counterparts, each of which will be deemed to be an original for all purposes but all of which will constitute one and the same agreement.

7.4 The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

7.5 The headings herein are for convenience only and are not intended as a guide to interpretation of this Agreement.

7.6 This Agreement may be executed in counterparts, including fax counterparts, all of which together shall constitute one fully-executed agreement.

7.7 Executive acknowledges and agrees that he has been advised by independent legal counsel of his own choosing regarding the meaning, purpose and effect of this Agreement.

ARTICLE VIII: NOTICE

8.1

Any notice required or permitted to be made or given under this Agreement to either party shall be in writing and shall be sufficiently given if delivered personally, by electronic transmission, or if sent by prepaid registered mail to the intended recipient of such notice at their respective addresses set forth below or to such other address as may, from time to time, be designated by notice given in the manner provided in this Section:

in the case of Eurasian Group:

EMX (USA) Services Corp.
c/o Eurasian Minerals Inc.
Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
Attention:	Corporate Secretary
Fax No.:	604-688-1157

in the case of Executive:

Paul H. Zink
7596 S Willow Way
Centennial, Colorado
USA 80112

8.2

Any notice delivered to the party to whom it is addressed shall be deemed to have been given and received on the day it is so delivered or, if such day is not a business day, then on the next business day following any such day. Any notice mailed shall be deemed to have been given and received on the tenth business day following the date of mailing. In the case of facsimile transmission, notice is deemed to have been given or served on the party to whom it was sent at the time of dispatch if, following transmission, the sender receives a transmission confirmation report or, if the sender’s facsimile machine is not equipped to issue a transmission-confirmation report, the recipient confirms in writing that the notice has been received and it is during business hours at the recipient’s address otherwise, it shall be deemed delivered on the next business day.

IN WITNESS WHEREOF the parties hereto have executed this Agreement, the day and year first written above.

“Paul H Zink”
_________________________________
PAUL H. ZINK

“David M Cole”
_________________________________
EMX (USA) SERVICES CORP.

By David M. Cole

Its President and Director

GUARANTY

As an inducement to Executive to enter into this Executive Employment Agreement, EURASIAN MINERALS INC. hereby guarantees the payment as due of all amounts payable to Executive under this Executive Employment Agreement.

EURASIAN MINERALS INC.

By    “David M Cole”

Title President and CEO

Date December 19, 2011

     Schedule A
COMPENSATION AND BENEFITS

Annual base salary: US$185,000, less applicable withholdings. Executive’s annual base salary may be increased or decreased in the Eurasian Group’s sole discretion.

Stock grant (subject to TSX Venture Exchange approval): Executive shall receive

  40,000 common shares of Eurasian, if Executive remains employed by any member of the Eurasian Group through July 1, 2011;

  a further 40,000 shares if Executive remains employed by any member of the Eurasian Group through July 1, 2012; and

  a final 40,000 shares if Executive remains employed by the Eurasian Group through July 1, 2013.

Annual bonus: Executive shall receive, within 120 days after each financial year end of Eurasian, a payment equal to one of the following criteria based on the annual royalty revenue received by the Eurasian Group:

  5 % of all royalty revenues received by the Eurasian Group on deals closed by Executive, if the annual revenues received are at least 15% of the value of consideration invested in the royalties;

  4 % of all royalty revenues received by the Eurasian Group on deals closed by Executive, if the annual revenues received are at least 11% of the value of consideration invested in the royalties;

  2 % of all royalty revenues received by the Eurasian Group on deals closed by Executive, if the annual revenues received are at least 7% of the value of consideration invested in the royalties; and

  1 % of all royalty revenues received by the Eurasian Group on deals closed by Executive, if the annual revenues received are at least 4% of the value of consideration invested in the royalties.

Such annual bonus shall never exceed 100% of Executive’s annual base salary and, for Executive to be entitled thereto, Executive must be employed by a member of the Eurasian Group at Eurasian’s financial year.

Insurance and 401k: Executive will be eligible to participate in health, life and disability insurance (including director and officer insurance) programs, and 401(k) plan for executives if such plans are created and to the extent that Executive meets requirements for participation.

Vacation: Executive will be entitled to a paid vacation of fifteen (15) days within each twelve (12) month period or 1.25 days for each month worked, to be calculated from the Effective Date. This vacation must be taken on dates which do not adversely compromise Executive’s performance of his duties under this Agreement.

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